RECEIVED

2007 DEC 14 A 8:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE [redacted]

Canadian Oil Sands

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_curran@cos-trust.com

December 10, 2007

07028628

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Canadian Oil Sands Trust – File No. 82-5189

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. Confirmation of Mailing dated November 14, 2007 from Computershare Trust Company of Canada regarding the Third Quarter Interim Report;
2. Press Release dated November 16, 2007 regarding Canadian Oil Sands announcing the appointment of Ian Bourne to the Board of Directors;
3. Press Release dated December 5, 2007 regarding Canadian Oil Sands announcing the operational disruption at Syncrude's Coker 8-3; and
4. Press Release dated December 7, 2007 regarding Canadian Oil Sands announcing an update to the Press Release dated December 5, 2007 on the Coker 8-3 incident.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

PROCESSED
DEC 28 2007
THOMSON
FINANCIAL

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/ism
Enclosures

Exemption under Rule 12g3-2(b)

Computershare

RECEIVED

2007 DEC 14 A 8:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER OF CONFIRMATION

530 - 8th Avenue SW Suite 600
Calgary Alberta
T2P 3S8
Telephone 403-267-6800
Facsimile 403-267-6529
www.computershare.com

November 14, 2007

Canadian Oil Sands Trust
Suite 2500, First Canadian Centre
350 – 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Attention: Trudy Curran

Dear Sirs:

Subject: **Canadian Oil Sands Trust (the "Trust")**

We confirm that the following material was sent by prepaid mail on November 14, 2007 to those registered holders of the Trust Units who requested the quarterly report, a bulk order delivered to Broadridge Canada to be delivered to the individuals maintained our your supplemental list held there, and to those individuals whose names appear on your investor relations provided list.

1. Third Quarter Interim Report

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as trustee for the subject trust.

Yours truly,

K Craig

Kim Craig
Assistant Trust Officer
Corporate Trust Department
Computershare Trust Company of Canada

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands appoints Ian Bourne to Board of Directors

Calgary, AB, Nov. 16, 2007 (TSX – COS.UN) – Canadian Oil Sands Trust (the "Trust") today announced that Mr. Ian Bourne has been appointed as a new Director of Canadian Oil Sands Limited, a wholly owned subsidiary of the Trust.

"We are delighted to welcome Ian Bourne to our Board, who brings with him strong financial management skills honed by extensive experience working in executive positions at some of Canada's most respected companies," said Marcel Coutu, Canadian Oil Sands' President and Chief Executive Officer.

Mr. Bourne has completed the Institute of Corporate Directors, Corporate Governance program and is accredited as a certified director under that program. He is Chair of the Board for Ballard Power Systems Inc., and is a director for the Canada Pension Plan Investment Board as well as Wajax Income Fund and Wajax Limited. Mr. Bourne's 36 years of corporate experience include Chief Financial Officer positions with TransAlta Corporation, Canada Post Corporation and GE Canada. He also has held senior executive positions elsewhere within the General Electric Company. Mr. Bourne holds a Bachelor of Commerce degree from Mount Allison University.

Canadian Oil Sands provides a pure investment opportunity in the Syncrude Project through its 36.74 per cent working interest. The Trust is an open-ended investment trust managed by Canadian Oil Sands Limited and has approximately 479.3 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands reports operational disruption at Syncrude

Calgary, AB., Dec. 5, 2007 (TSX – COS.UN) — Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands" or "we") today announced that Syncrude had a fire in part of its Coker 8-3 in the flue gas section of the unit late in the day on December 4/early morning of December 5. The fire has been extinguished. At this time, further investigation is being undertaken by Syncrude as to the scope of damage and the cause of the fire. It is expected that this investigation will take several days. Production from Coker 8-3 is continuing at minimum rates. At the current time, Canadian Oil Sands is unable to advise as to the extent of this reduced production and will provide more information when Syncrude is able to advise as to the extent of the damage.

Located near Fort McMurray, Alberta, Syncrude Canada operates large oil-sands mines and an upgrading facility that produces a light, sweet crude oil on behalf of its joint venture owners, which include Canadian Oil Sands Limited, ConocoPhillips Oilsands Partnership II, Imperial Oil Resources, Mocal Energy Limited, Murphy Oil Company Ltd., Nexen Oil Sands Partnership, and Petro-Canada Oil and Gas.

Canadian Oil Sands provides a pure investment opportunity in the Syncrude Project through its 36.74 per cent working interest. The Trust is an open-ended investment trust managed by Canadian Oil Sands Limited and has approximately 479.3 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the extent of damage or impact of the fire on Syncrude's operations and any impact on the Trust. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: issues relating to the operation of complex operations such as upgrading of oil sands; labour and cost pressures in the oil sands industry and in the Fort McMurray area in particular; the regulatory changes that impact oil and gas operations; the nature of the regulations imposed by the federal government on income trusts; general economic, business and market conditions; commodity prices; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by

this cautionary statement. The information was approved by management on December 5, 2007 and circumstances after this date may change the outcomes or results achieved.

-30-

Canadian Oil Sands Limited
Trevor Roberts
Chief Operations Officer
(403) 218-6214

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Rob Dawson
Treasurer
(403) 218-6225
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands provides update to December 5th Coker 8-3 incident

Calgary, AB., Dec. 7, 2007 (TSX – COS.UN) — Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands" or "we") today provided an update regarding the fire on the morning of December 5th at the Syncrude oil sands plant. The fire occurred in the environmental section of Coker 8-3 in an area called the electro-static precipitators ("ESP"). ESPs are used to knock out fine dust particles from the coker flue gas. The fire was extinguished in the early hours of December 5th. There were no injuries and the fire damage was limited to the ESP section of the unit.

Coker 8-3 continued to operate at reduced rates while investigations into the cause and required repairs were conducted. Safe operation of the coker unit was facilitated by bypassing the damaged ESP unit; however, provincial regulations limit the amount of time that the flue gas stream can remain in this bypass mode. Syncrude now believes that the length of time that will be required to make repairs to the ESP unit will be longer than the allowed bypass time. Consequently, Syncrude has decided to shutdown Coker 8-3 for approximately two to four weeks to make the necessary repairs. These repair procedures are now underway. Production from the rest of the facility is not expected to be affected.

On October 31, 2007 the Trust provided guidance of 111 million barrels for annual 2007 Syncrude production with a range of 108 to 114 million barrels. We expect the shutdown of Coker 8-3 will result in 2007 production still falling within the range of 110 to 111 million barrels. Any potential impact of this incident on 2008 production and costs will be addressed later in December when the Trust announces its 2008 budget.

Located near Fort McMurray, Alberta, Syncrude Canada operates large oil-sands mines and an upgrading facility that produces a light, sweet crude oil on behalf of its joint venture owners, which include Canadian Oil Sands Limited, ConocoPhillips Oilsands Partnership II, Imperial Oil Resources, Mocal Energy Limited, Murphy Oil Company Ltd., Nexen Oil Sands Partnership, and Petro-Canada Oil and Gas.

Canadian Oil Sands provides a pure investment opportunity in the Syncrude Project through its 36.74 per cent working interest. The Trust is an open-ended investment trust managed by Canadian Oil Sands Limited and has approximately 479.3 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the extent of damage or impact of the fire on Syncrude's operations and any impact on the Trust. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: the expected time to complete repairs to the ESP unit and consequent duration of Coker 8-3 shutdown, the expected production in 2007, issues relating to the operation of complex operations such as upgrading of oil sands; labour and cost pressures in the oil sands industry and in the Fort McMurray area in particular; the regulatory changes that impact oil and gas operations; general economic, business and market conditions; commodity prices; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement. The information was approved by management on December 6, 2007 and circumstances after this date may change the outcomes or results achieved.

-30-

Canadian Oil Sands Limited
Trevor Roberts
Chief Operations Officer
(403) 218-6214

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Ryan Kubik
Chief Financial Officer
(403) 218-6202
investor_relations@cos-trust.com

Web site: www.cos-trust.com

END